[Norfolk Southern Letterhead]


                                            December 11, 1996

BY FAX

Board of Directors
Conrail Inc.
2001 Market Street
Two Commerce Square
Philadelphia, Pennsylvania  19101
Attn:  Chairman

Gentlemen:

         As you know, both in a press release and in newspaper advertisements earlier this week, Norfolk Southern issued the following pledge to Conrail shareholders:

         "Norfolk Southern will not be a party to any agreement with CSX or Conrail that delivers anything less to Conrail shareholders than a $110 all-cash, all-shares offer - with prompt payment through use of a voting trust - so long as Conrail shareholders reject the maneuvering by CSX and Conrail's management to pay you less than you deserve for your shares."

         I am writing to underscore the seriousness of Norfolk Southern's pledge. We intend that the foregoing pledge be treated as a binding commitment to the Conrail shareholders. However, should you deem it necessary or otherwise appropriate, Norfolk Southern stands ready to enter into a written agreement with Conrail, on behalf of the Conrail shareholders, confirming this pledge.

         Our attorneys are available to work with your attorneys to promptly work out the language of such an agreement. We look forward to your response.

                                            Very truly yours,



                                            David R. Goode